May 28, 2010

By U.S. Mail and facsimile: (405) 270-1099

Mr. David E. Rainbolt
President and Chief Executive Officer
BancFirst Corporation
101 North Broadway
Oklahoma City, Oklahoma 73102

> **Re: BancFirst Corporation**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> <u>**File Number 000-14384**</u>

Dear Mr. Rainbolt:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>
<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 23</u>

1. In future filings please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

2.   Please provide to us and include in future filings the performance graph required by Item
        201(e) of Regulation S-K.

Item 11. Executive Compensation

3.   We note your disclosure on page 14 that "the Compensation Committee believes that
        [your] overall compensation practices for [your] executive officers…limit the ability of
        executive officers to benefit from taking unnecessary or excessive risks." Please provide
        us with your analysis for that conclusion. In addition, please advise us of the basis for
        your conclusion that disclosure pertaining to all employees, as contemplated by Item
        402(s) of Regulation S-K, is not necessary and describe the process you undertook to
        reach that conclusion.

Annual Performance-Based Incentive Pay, page 19

4.   We note that you disclose that performance goals for certain executive officers are "based
        on objective financial performance criteria established at the beginning of the year," that
        certain "annual incentive payments are based primarily on the attainment of individual
        performance goals negotiated with the CEO at the beginning of the year" and your cash
        incentive payment is based in part on "the extent to which the performance targets,
        including financial performance and individual performance targets, are achieved."

        Please provide to us sample disclosure which discloses the targets, trigger values and
        actual results of *all* of the company and individual performance goals utilized to award
        performance-based incentive pay to your named executive officers.

        To the extent you believe that disclosure of the performance measures is not required
        because it would result in competitive harm such that the targets could be excluded under
        Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental
        analysis supporting your conclusion. In particular, your competitive harm analysis
        should clearly explain the nexus between disclosure of the performance measures and the
        competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of
        Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 16

5.   We note your disclosure with regard to loans made to certain directors and executive
        officers; please disclose to us and revise your future filings to conform this disclosure to
        the language in Instruction 4(c) of Item 404(a) of Regulation S-K to clarify that the loans
        are on the same terms as those made to *persons not related to the lender*.

Item 8. Financial Statements and Supplementary Data
Notes to the Financial Statements
Note 20. Fair Value Measurements, A-57

6.   Please revise future filings to disclose the information for all assets and liabilities that are measured at fair value on a nonrecurring basis (e.g. impaired assets). Refer to ASC 820-10-50 paragraphs 5 and 8.

7.   Please revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Form 10-Q for the Period Ended March 31, 2010

Part I – Financial Information
Notes to Consolidated Financial Statements
Note 4 – Securities, page 7

8.   Please revise your future filings to provide the disclosures required by ASC 310-10-50 for all interim and annual periods. Please show us what your disclosure will look like in your response.

Note 14 – Fair Value Measurements, page 14

9.   Please revise your future filings to provide the disclosures required by ASC 825-10-50 for all interim and annual periods. Please show us what your disclosure will look like in your response.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to David Irving at 202-551-3321, or to Marc Thomas, at 202-551-3452. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3464.

Sincerely,

Kathryn S. McHale
Staff Attorney